Exhibit 11

Statement re computation of per-share earnings

Basic per share data is calculated based on the weighted-average number of common shares outstanding during the reported period. Diluted per share data includes any dilution from potential common stock outstanding, such as the exercise of stock options.

	Six Months Ended June 30,		Three Months Ended June 30,
	2004	2003	2004	2003
Numerator:
Net income(loss)	$5,754,000	$7,086,000	$2,661,000	$3,503,000

Denominator:
Denominator for Basic income (loss) Per share - Weighted average Shares	8,164,695	8,176,313	8,161,165	8,182,213
Dilutive potential Common shares - Employee stock Options	28,484	10,727	25,083	10,562

Denominator for Diluted earnings (loss) per share - Adjusted weighted Average shares	8,193,179	8,187,040	8,186,248	8,192,775